Exhibit 99.1

ReNew Power Announces Results for the Second

Quarter (Q2 FY22) and First Half of Fiscal 2022 ended

September 30, 2021 (H1 FY22)

November 17, 2021: ReNew Energy Global plc (“ReNew Power”), India’s leading renewable energy company, today announced its consolidated results for the Q2 FY22 and H1 FY22.

Operating Highlights:

•

As of September 30, 2021, our portfolio consisted of 10,217 MWs of which 6,315 MW projects are commissioned, an increase of 15.6% over September 30, 2020 and 3,902 MW are committed, out of which power purchase agreements (“PPAs”) are signed for 2,699 MWs.

•

Total Income (or total revenue) for H1 FY22 was INR 38,119 million (US $ 514 million), an increase of 26.0% over H1 FY21. Total Income for the Q2 FY22 was INR 21,312 million (US$ 287 million), an increase of 44.3% over Q2 FY21.

•

Net loss for H1 FY22 was INR 9,849 million (US$ 133 million) compared to a net loss of INR 592 million in H1 FY21. The net loss for H1 FY22 included INR 16,407 million (US$ 221 million) of charges related to listing on Nasdaq Stock Market LLC, issuance of share warrants, listing related share based payments and others.

•

Adjusted EBITDA(2) (Non-IFRS) for H1 FY22 was INR 31,902 million (US$ 430 million), an increase of 27.9% over H1 FY21. Adjusted EBITDA for Q2 FY22 was INR 18,184 million (US$ 245 million), an increase of 50.3% over Q2 FY21. Adjusted EBITDA was not adjusted for the net negative impact of weather relative to normal of approximately INR 2,966 million (US $40 million) for H1 FY22 and approximately INR 1,632 million (US$ 22 million) for Q2 FY22.

•

Non-IFRS Cash Flow to Equity (2) (“CFe”) from Operating Assets for H1 FY22 was INR 14,264 million (US$ 192 million), an increase of 84.3% over H1 FY21. Non-IFRS Cash Flow to Equity (“CFe”) from Operating Assets for the Q2 FY22 was INR 6,802 million (US$ 92 million), an increase of 757.5% over Q2 FY21.

Key Operating Metrics

As of September 30, 2021, our portfolio consisted of 10,217 MWs compared to 9,958 MWs on September 30, 2020. As of September 30, 2021, commissioned capacity was 6,315 MW of which 3,653 MWs were wind, 2,563 MWs were solar and 99 MWs were hydro. We commissioned 63 MWs of wind and 451 MWs of solar capacity during Q2 FY22 against 0 MWs of wind and 10 MWs of solar in Q2 FY21. We commissioned 63 MWs of wind and 556 MWs of solar capacity during the H1 FY22 against 0 MWs of wind and 10 MWs of solar in H1 FY21.

Electricity sold

Total electricity sold for H1 FY22 was 7,558 million kWh, an increase of 1,385 million kWh, or 22.4%, over H1 FY21. Total electricity sold for Q2 FY22 was 4,003 million kWh, an increase of 969 million kWh or 31.9%, over Q2 FY21.

Electricity sold for H1 FY22 for wind assets was 5,304 million kWh, an increase of 1,317 million kWh, or 33.0%, over H1 FY21. Electricity sold for H1 FY22 for solar assets was 2,184 million kWh, a decrease of 2 million kWh or 0.1%, over H1 FY21 due to lower radiation levels than the prior year. Electricity sold for H1 FY22 for hydro assets was 70 million kWh. The hydro assets were acquired in the month of August 2021.

Electricity sold for Q2 FY22 for wind assets was 2,888 million kWh, an increase of 846 million kWh or 41.5%, over Q2 FY21. Electricity sold for Q2 FY22 for solar assets was 1,045 million kWh, an increase of 53 million kWh or 5.3%, over Q2 FY21. Electricity sold for Q2 FY22 for hydro assets was 70 million kWh. The hydro assets were acquired in the month of August 2021.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for H1 FY22 for wind assets was 33.6%, compared to 27.8%, for H1 FY21 due to an improvement in wind resource. The PLF for solar assets H1 FY22 was 22.6% compared to 22.8% for H1 FY21.

Our weighted average PLF for Q2 FY22 for wind assets was 36.3%, compared to 28.1% for Q2 FY21. The PLF for solar assets for Q2 FY22 was 20.4% compared to 20.6% for Q2 FY21.

Total Income

Total Income H1 FY22 was INR 38,119 million (US $ 514 million), an increase of 26.0% over H1 FY21. Total Income for Q2 FY22 was INR 21,312 million (US$ 287 million), an increase of 44.3% over Q2 FY21. The increase in total income was driven primarily due to increase in capacity and higher wind PLFs due to improved wind resource. Total income includes Finance Income of INR 807 million (US $ 11 million) for H1 FY22 and INR 343 million (US $ 5 million) for Q2 FY22.

Employee Benefit Expenses

Employee benefits expense for H1 FY22 was INR 2,282 million (US$ 31 million), an increase of 279.8% over H1 FY21. Employee benefit expenses for Q2 FY22 was INR 1,689 million (US$ 23 million), an increase of 480.1% over Q2 FY21. The increase is primarily due to an increase in the number of employees, as well as share based payment expense and others of INR 1,380 million (US$ 19 million).

Other Expenses

Other Expenses, which includes Operating & Maintenance (O&M) as well as General & Administrative (G&A), for H1 FY22 was INR 4,317 million (US$ 58 million), an increase of 21.9 % over H1 FY21. Other expenses for Q2 FY22 was INR 2,217 million (US$ 30 million), an increase of 20.3% over Q2 FY21. The increase was in line with the company’s expectations and was primarily driven by an increase in MWs capacity operating, MW hours generated, and certain investments for future growth. The increase was broadly in line with the increase in Total Income.

Net Loss

The net loss for H1 FY22 was INR 9,849 million (US$ 133 million) compared to a net loss of INR 592 million in H1 FY21. The net loss for H1 FY22 included INR 16,407 million (US$ 221 million) of charges related to listing on Nasdaq Stock Market LLC, issuance of share warrants, listing related share based payments and others.

Adjusted EBITDA (2)

Adjusted EBITDA (Non-IFRS) for H1 FY22 was INR 31,902 million (US$ 430 million), an increase of 27.9% over H1 FY21. Adjusted EBITDA for Q2 FY22 was INR 18,184 million (US$ 245 million), an increase of 50.3% over Q2 FY21. Adjusted EBITDA was not adjusted for the net negative impact of weather relative to normal of approximately INR 2,966 million (US $40 million) for H1 FY22 and approximately INR 1,632 million (US$ 22 million) for Q2 FY22.

Portfolio Adjusted EBITDA Run Rate as of November 15, 2021

Portfolio Adjusted EBITDA Run Rate is an estimation of the Adjusted EBITDA once capacity is operating for a full year.

	INR million	US $ million
Operating Capacity (7 GWs)	59,700 –64,500	805-870
Signed PPAs (2.1 GWs)	16,300 –17,400	220-235
LOA received, PPA to be signed (1.2 GWs)	7,500 – 8,200	101-111
Total portfolio (10.3 GWs)	83,500 –90,100	1,126-1,216

Note: Construction (including land acquisition) typically takes approximately six to 18 months for utility-scale wind energy projects, and four to 12 months for utility-scale solar energy projects. PPAs are typically signed three to six months after receipt of the LOA although there have been recent delays in receiving PPAs principally due to COVID-19.

Finance Costs

Finance costs for H1 FY22 was INR 18,163 million (US$ 245 million), a decrease of 2.4% over H1 FY21. Finance costs for Q2 FY22 was INR 8,878 million (US$ 120 million), a decrease of 3.7% over Q2 FY21. Finance costs include onetime cost of INR 855 million (US$ 12 million) on account of fair valuation of share warrants issued. The decrease in the finance costs after adjusting this onetime cost would be 7.0% and 13.0% respectively for H1 and Q2 FY22. The savings is primarily due to refinancing of high-cost borrowings with low-cost borrowings resulting in lowering of the weighted average rate of interest.

Cash Flow

Cash flow from operating activities for H1 FY22 was INR 13,882 million (US$ 187 million), compared to H1 FY21 at INR 12,710 million. The increase is on account of higher capacity and total income. Cash flow from operating activities for Q2 FY22 was INR 7,252 million (US$ 98 million), compared to INR 7,459 million, for Q2 FY21. The variance is primarily on account of increase in working capital.

Cash used in investing activities for H1 FY22 was INR 76,059 million (US$ 1,026 million), compared to an inflow of INR 2,232 million for H1 FY21, primarily due to increased capital expenditure on organic growth and an acquisition. Cash used in investing activities for Q2 FY22 was INR 48,374 million (US$ 652 million), compared to an inflow of INR 246 million for Q2 FY21, primarily due to capital expenditure for capacity addition and an acquisition.

Cash flow from financing activities for H1 FY22 was INR 67,865 million (US$ 915 million), compared to cash used in financing activity of INR 15,962 million in H1 FY21, primarily due to net equity raised and additional net borrowings to finance business growth. Cash flow from financing activities for Q2 FY22 was INR 60,959 million (US$ 822 million), compared to cash used in financing activity of INR 10,669 million in Q2 FY21, primarily due to net equity capital raised and additional net borrowings to finance business growth.

Cap Ex

During H1 FY22, we commissioned 618 MWs of projects for which our capex was INR 27,443 million (US $ 370 million) which has been broadly in line with the initially estimated cost.

Liquidity Position

As of September 30, 2021, we had INR 75,013 million (US$ 1,012 million) of cash and bank balances. This is aggregate of cash and cash equivalent INR 26,367 million (US$ 356 million) as per cash flow statement and INR 48,646 million (US$ 656 million) as bank balances other than cash and cash equivalent.

Receivables

Total Receivables as on September 30, 2021 was INR 52,699 million (US $ 711 million) of which INR 5,997 million (US $ 81 million) is unbilled and INR 7,351 million (US $ 99 million) is not due and others. Andhra Pradesh DISCOM (Distribution Companies being our customers) had a total outstanding of INR 16,749 million (US $ 226 million) which we expect to recover fully.

Cash flows for DISCOMs are likely to improve following the recovery of power demand which, in turn, would improve our collections. Going forward, we also anticipate that our DSOs will improve as a greater percentage of our revenues come from central government agencies such as Solar Energy Corporation of India.

Other updates

ESG

We released our first sustainability report on September 15, 2021 which reflects on our ESG performance for FY21. The report was prepared in line with the Global Reporting Initiative’s (GRI) sustainability reporting standards and was assured by DNV GL Business Assurance India Private Limited. By generating power through clean energy, we believe that we have helped the power sector avoid 1.1% of its greenhouse gases emissions. Our avoided emissions were more than 200 times that of its scope 1 & 2 emissions for the financial year 2020-21. We have been critically monitoring our water footprint and has saved over 66,000 kilolitres of water by deploying robotic dry cleaning of solar panels.

We have received the Great Place to Work recognition twice and has been recognized among the best employers in India in the category this past year by Great Place to Work. FORBES. Financial contributions towards energy access, water conservation, COVID-19 relief, women empowerment, and community development helped over 400,000 people across 200+ villages in nine states.

Acquisitions:

We completed the acquisition of 99 MWs of hydro assets on August 30, 2021 and the acquisition of 260 MWs of solar assets in the state of Telangana on November 4, 2021.

Guidance for FY22

Our estimate remains at 8.2 GWs of capacity operating by the end of FY22 and Adjusted EBITDA for FY22, excluding the impact of weather, will be approximately INR 60,750 million (or US$810 million using a foreign exchange rate of Indian rupees into U.S. dollars of INR 75.00 to US$1.00).

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as loss (income) plus (a) income tax expense, (b) finance costs, (c) depreciation and amortization, (d) share in loss of jointly controlled entities, (e) charges and impairments, such as listing expenses share based payment expense and others related to listing, less (f) finance income. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CEe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as EBITDA add non cash expense, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time.

We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss these earnings results at 8:30 a.m. Eastern Time on November 18, 2021. The conference call can be accessed live via at https://edge.media-server.com/mmc/p/e5mfmik9 or by phone (toll-free) by dialing US/Canada: (855) 881 1339, UK: 0800 051 8245, India: 0008 0010 08443, SG: 800 101 2785, Japan: 005 3116 1281 or +61 7 3145 4010 (toll). A transcript / audio replay will be available following the call on the ReNew Investor Relations website at https://investor.renewpower.in/news-events/events.

Notes:

(1)

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 74.16 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew Power

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew Power and its subsidiaries.

We are one of the largest renewable energy Independent Power Producers (IPPs) in India and globally, according to IHS Markit. We develop, builds, own, and operate utility-scale wind, solar energy projects, hydro projects and distributed solar energy projects. As of September 30, 2021, we had a total capacity of approximately 10.2 GW of renewable energy projects across India including commissioned and committed projects.

Contacts:

Contacts: For investor enquiries, please contact ir@renewpower.in ; Media queries, Arijit Banerjee, Arijit.banerjee@renewpower.in, +91-9811609245; Madhur Kalra, Madhur.kalra@renewpower.in, +91-9999016790

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at September 30,
	2021 (Audited)	2021 (Unaudited)	2021 (Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	342,036	389,792	5,256
Intangible assets	36,410	35,826	483
Right of use assets	4,264	4,367	59
Financial assets
Trade receivables	1,178	1,152	16
Loans	140	123	2
Others	2,999	10,726	145
Deferred tax assets (net)	1,611	1,853	25
Prepayments	679	747	10
Non-current tax assets (net)	2,702	2,557	34
Other non-current assets	7,715	13,235	178

Total non-current assets	399,734	460,378	6,208
Current assets
Inventories	833	1,150	16
Financial assets
Derivative instruments	2,691	2,427	33
Trade receivables	34,802	51,547	695
Cash and cash equivalents	20,679	26,367	356
Bank balances other than cash and cash equivalents	26,506	37,920	511
Loans	56	73	1
Others	3,697	5,050	68
Prepayments	592	1,545	21
Other current assets	2,464	2,046	28

Total current assets	92,320	128,125	1,728

Total assets	492,054	588,503	7,936

Equity and liabilities
Equity
Issued capital	3,799	4,808	65
Share premium	67,165	166,818	2,249
Hedge reserve	(5,224)	(6,181)	(83)
Share based payment reserve	1,165	1,731	23
Retained losses	(6,489)	(43,378)	(585)
Other components of equity	1,661	(3,978)	(54)

Equity attributable to equity holders of the parent	62,077	119,820	1,616
Non-controlling interests	2,668	7,297	98

Total equity	64,745	127,117	1,714

Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	335,136	322,988	4,355
Lease liabilities	1,782	1,833	25
Derivative instruments	—	11,226	151
Others	132	265	4
Deferred government grant	719	710	10
Employee benefit liabilities	143	175	2
Contract liabilities	1,364	1,333	18
Provisions	13,686	14,451	195
Deferred tax liabilities (net)	10,808	12,117	163
Other non-current liabilities	2,747	2,827	38

Total non-current liabilities	366,517	367,925	4,961

Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	10,643	28,608	386
Lease liabilities	330	356	5
Trade payables	3,245	5,413	73
Derivative instruments	1,070	6,290	85
Others	42,622	50,743	684
Deferred government grant	39	30	0
Employee benefit liabilities	252	243	3
Contract liabilities	61	60	1
Other current liabilities	2,266	1,055	14
Current tax liabilities (net)	264	663	9

Total current liabilities	60,792	93,461	1,260

Total liabilities	427,309	461,386	6,221

Total equity and liabilities	492,054	588,503	7,936

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	Three months ended September 30,			Six months ended September 30,
	2020	2021	2021	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue from contracts with customers	13,591	16,990	229	27,402	32,507	438
Other operating income	25	1,550	21	51	1,575	21
Finance income	476	343	5	1,121	807	11
Other income	673	2,429	33	1,687	3,230	44

Total income	14,765	21,312	287	30,261	38,119	514
Expenses
Raw materials and consumables used	54	9	0	63	192	3
Employee benefits expense	291	1,689	23	601	2,282	31
Depreciation and amortisation	3,002	3,288	44	5,929	6,449	87
Other expenses	1,842	2,217	30	3,542	4,317	58
Finance costs	9,221	8,878	120	18,617	18,163	245
Listing expenses	—	14,172	191	—	14,172	191

Total expenses	14,410	30,253	408	28,752	45,575	615

Profit / (loss) before share of profit of jointly controlled entities and tax	355	(8,941)	(121)	1,509	(7,456)	(101)
Share in loss of jointly controlled entities	(11)	—	—	(2)	—	—

Profit / (loss) before tax	344	(8,941)	(121)	1,507	(7,456)	(101)

Income tax expense
Current tax	340	588	8	586	961	13
Deferred tax	921	745	10	1,513	1,432	19

Loss for the period	(917)	(10,274)	(139)	(592)	(9,849)	(133)

Loss per share: Basic and Diluted
Equity shares	(1.85)	—	—	(1.37)	—	—
Equity shares: Class A shares	—	(53.88)	(0.73)	—	(27.22)	(0.37)
Equity shares: Class B shares	—	(422,329,878.08)	(5,694,847.33)	—	(424,480,252.54)	(5,723,843.75)
Equity shares: Class C shares	—	(53.88)	(0.73)	—	(27.22)	(0.37)
Equity shares: Class D shares	—	(334,400,424.82)	(4,509,175.09)	—	(336,103,089.42)	(4,532,134.43)

Weighted Average Number of Shares for EPS calculation	Three months ended		Six months ended
Particulars	Sep-20	Sep-21	Sep-20	Sep-21
Equity shares	459,201,195	—	459,201,195	—
Equity shares: Class A shares	—	119,345,245	—	220,665,917
Equity shares: Class B shares	—	7,838,567	—	15,591,932
Equity shares: Class C shares	—	59,505,281	—	118,363,766
Equity shares: Class D shares	—	6,206,570	—	12,345,678
Total	459,201,195	192,895,663	459,201,195	366,967,293

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

		Three months ended September 30,			Six months ended September 30,
		2020	2021	2021	2020	2021	2021
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit / (loss) before tax		346	(8,941)	(121)	1,507	(7,456)	(101)
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortisation		3,004	3,288	44	5,930	6,449	87
Gain on settlement of derivative instruments designated as cash flow hedge (net)		—	(23)	(0)	—	(28)	(0)
Loss on settlement of derivative instruments designated as cash flow hedge (net)		36	862	12	45	863	12
Provision for operation and maintenance equalisation		40	(31)	(0)	84	(8)	(0)
Share based payments		51	837	11	77	1,100	15
Listing expenses		—	14,172	191	—	14,172	191
Amortisation of option premium		520	524	7	992	1,059	14
Unamortised ancillary borrowing cost written off		58	33	0	119	357	5
Interest income		(542)	(308)	(4)	(1,105)	(733)	(10)
Interest expenses		8,301	7,163	97	16,888	15,279	206
Unwinding of discount on provisions		211	177	2	391	369	5
Others		261	246	3	397	292	4
Working capital adjustments:
Increase in trade receivables		(1,790)	(9,458)	(128)	(8,075)	(17,061)	(230)
(Increase) / decrease in non-current trade receivables		(1,255)	17	0	(1,255)	26	0
Increase in inventories		(93)	(255)	(3)	(307)	(317)	(4)
Decrease / (increase) in other current financial assets		281	(751)	(10)	282	(1,407)	(19)
(Increase) / decrease in other non-current financial assets		(35)	(9)	(0)	33	17	0
(Increase) / decrease in other current assets		(23)	268	4	(617)	424	6
(Increase) / decrease in other non-current assets		(38)	250	3	(20)	(25)	(0)
Increase in prepayments		(2,291)	(1,166)	(16)	(2,427)	(1,013)	(14)
Increase / (decrease) in other current financial liabilities		219	(11)	(0)	111	(58)	(1)
Increase / (decrease) in other current liabilities		75	368	5	(1,323)	(1,140)	(15)
Increase in other non-current liabilities		16	25	0	17	14	0
Increase in contract liabilities		1,469	6	0	1,469	38	1
(Decrease) / increase in trade payables		(1,478)	733	10	(782)	3,084	42
(Decrease) / increase in employee benefit liabilities		(1)	(315)	(4)	37	1	0

Cash generated from operations		7,342	7,701	104	12,468	14,298	193
Income tax refund / (paid) (net)		117	(450)	(6)	242	(416)	(6)

Net cash generated from operating activities	(a)	7,459	7,251	98	12,710	13,882	187
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets		(5,437)	(27,981)	(377)	(7,398)	(48,153)	(649)
Sale of property, plant and equipment		—	5	0	—	7	0
Redemption / (investments) in deposits having residual maturity more than 3 months (net)		4,786	(11,362)	(153)	3,969	(19,141)	(258)
Acquisition of subsidiary, net of cash acquired		(34)	(9,540)	(129)	(34)	(9,540)	(129)
Government grant received		—	34	0	—	74	1
Proceeds from interest received		931	470	6	1,231	694	9

Net cash generated from / (used in) investing activities	(b)	246	(48,374)	(652)	(2,232)	(76,059)	(1,026)
Cash flows from financing activities
Issuance of shares pursuant to business combination transaction (net of transaction cost)		—	65,612	885	—	65,611	885
Distribution to owners		—	(19,609)	(264)	—	(19,609)	(264)
Acquisition of interest by non-controlling interest in subsidiaries		—	1,036	14	—	1,036	14
Payment for acquisition of interest from non-controlling interest		(887)	(1,134)	(15)	(887)	(736)	(10)
Payment of lease liabilities (including payment of interest expense)		(33)	(64)	(1)	(131)	(117)	(2)
Payment made for repurchase of vested stock options		(681)	(610)	(8)	(681)	(610)	(8)
Proceeds from long term interest-bearing loans and borrowings		21,537	34,526	466	31,049	98,392	1,327
Repayment of long term interest-bearing loans and borrowings		(21,150)	(15,365)	(207)	(28,312)	(68,279)	(921)
Proceeds from short term interest-bearing loans and borrowings		3,099	33,132	447	5,900	48,424	653
Repayment of short term interest-bearing loans and borrowings		(2,781)	(25,858)	(349)	(7,292)	(39,468)	(532)
Interest paid		(9,773)	(10,707)	(144)	(15,608)	(16,779)	(226)

Net cash (used in) / generated from financing activities	(c)	(10,669)	60,959	822	(15,962)	67,865	915
Net (decrease) / increase in cash and cash equivalents	(a) + (b) + (c)	(2,964)	19,836	267	(5,484)	5,688	77
Cash and cash equivalents at the beginning of the period		10,569	6,531	88	13,089	20,679	279

Cash and cash equivalents at the end of the period		7,605	26,367	356	7,605	26,367	356

Components of cash and cash equivalents
Cash and cheque on hand		0	0	0	0	0	0
Balances with banks:
- On current accounts		5,160	19,391	261	5,160	19,391	261
- Deposits with original maturity of less than 3 months		2,445	6,976	94	2,445	6,976	94

Total cash and cash equivalents		7,605	26,367	356	7,605	26,367	356

RENEW ENERGY

About Key Performance Indicators and Non-IFRS Measures

(INR and US$ amounts in millions)

Reconciliation of Net Loss to Adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
Particulars	2020	2021	2021	2020	2021	2021
	INR	INR	(USD)	INR	INR	(USD)
Net Profit/(Loss) for the period	-917	-10,274	-139	-592	-9,849	-133
Add: Income tax expense	1,260	1,334	18	2,099	2,393	32
Add: Finance costs	9,221	8,878	120	18,617	18,163	245
Add: Depreciation and amortisation	3,002	3,288	44	5,929	6,449	87
Add: Share in loss of jointly controlled entities	11	0	0	2	0	0
Less: Finance income	-476	-343	-5	-1,121	-807	-11
Add: Listing expenses	0	14,172	191	0	14,172	191
Add: Share based payments expense and others	0	1,129	15	0	1,380	19
Adjusted EBITDA	12,102	18,184	245	24,935	31,902	430

CASH FLOWS TO EQUITY (CFe):

		Three months ended September 30,			Six months ended September 30,
Particulars		2020	2021	2021	2020	2021	2021
		INR	INR	(USD)	INR	INR	(USD)
Profit / (loss) before tax	A	344	(8,941)	(121)	1,507	(7,456)	(101)
Less:- Share in loss of jointly controlled entities	B	(11)	—	—	(2)	—	—
Profit / (loss) before share of profit of jointly controlled entities and tax	C=(A-B)	355	(8,941)	(121)	1,509	(7,456)	(101)
Less:- Depreciation and amortisation	D	3,002	3,288	44	5,929	6,449	87
Less:- Finance costs	E	9,221	8,878	120	18,617	18,163	245
EBITDA	F=C+D+E	12,578	3,226	43	26,056	17,157	231
Add:- Listing expense		—	14,172	191	—	14,172	191
Add:- Share based payments expenseothers		—	1,129	15	—	1,380	19
Less:- Finance income		-476	-343	(5)	-1,121	-807	(11)
Adjusted EBITDA		12,102	18,184	245	24,934	31,902	430
Less:- Share based payments expense (Cash settled) and others		-681	-940	-13	-681	-940	(13)
Add:- Finance income		476	343	5	1,121	807	11
Less:-Interest paid in cash		-9,773	-9,261	-125	-15,608	-15,333	(207)
Less:- Tax paid/(Refund)		117	-450	-6	242	-416	(6)
Less:- Normalized loan repayment		-1,500	-1,364	-18	-2,538	-2,171	(29)
Add:- Other non cash items		51	289	4	271	415	6
Total CFe		793	6,802	92	7,741	14,264	192